SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                           Metrocall Holdings, Inc.
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                               (Name of Issuer)


              Series A Preferred Stock, $.01 par value per share
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                        (Title of Class of Securities)


                                  59164X 20 4
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                                (CUSIP Number)


                                October 9, 2002
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ X ]     Rule 13d-1(b)

      [   ]     Rule 13d-1(c)

      [   ]     Rule 13d-1(d)


















*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP No. 59164X 20 4
...............................................................................
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       PPM America, Inc.
...............................................................................
2.     Check the Appropriate Box if a Member of a Group*
                                                                      (a) [ ]
                                                                      (b) [ ]
...............................................................................
3.     SEC Use Only

...............................................................................
4.     Citizenship or Place of Organization

       Delaware
...............................................................................
                     5.     Sole Voting Power

     Number of              323,586
                     .........................................................
      Shares         6.     Shared Voting Power

   Beneficially             0
                     .........................................................
   Owned by Each     7.     Sole Dispositive Power

     Reporting              323,586
                     .........................................................
   Person with:      8.     Shared Dispositive Power

                            0
...............................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       323,586
...............................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                        [__]
...............................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.7%**
...............................................................................
12.    Type of Reporting Person*

       CO, IA








** This percentage was calculated by dividing (a) 323,586 by (b) the number of shares outstanding on August 1, 2003, as reflected in the Issuer's Proxy Statement dated August 7, 2003 (5,992,880) less the number of shares redeemed as of September 30, 2003 (1,797,103) as reported in the Issuer's Form 8-K dated September 30, 2003.

--------
* See instructions before filling out!

Item 1(a).  Name of Issuer

            Metrocall Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

            6677 Richmond Highway
            Alexandria, Virginia  22306

Item 2(a).  Name of Person Filing

            PPM America, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            225 West Wacker Drive
            Suite 1200
            Chicago, IL  60606

Item 2(c).  Citizenship

            Delaware

Item 2(d).  Title of Class of Securities

            Series A Preferred Stock, $.01 par value per share

Item 2(e).  CUSIP Number

            59164X 20 4

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) [   ]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

      (b) [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [   ]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

      (d) [   ]  Investment company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ X ]  An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

      (f) [   ]  An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

      (g) [   ]  A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

      (h) [   ]  A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

      (j) [   ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

            (a)  Amount beneficially owned:

                 323,586

            (b)  Percent of Class: 7.7%

            (c)  Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote

                        Endeavour, LLC, a Delaware limited liability company ("Endeavour"), is the registered owner of the 323,586 shares of Series A Preferred Stock covered by this report. PPM America, Inc. ("PPM America") serves as portfolio manager for Endeavour pursuant to a portfolio management agreement. PPM America takes the position that PPM America is the beneficial owner of such securities for purposes of reporting under Regulation 13D-G due to the fact that Endeavour has delegated all of its power to vote and to acquire and dispose of securities to PPM America pursuant to the portfolio management agreement.

                 (ii)   Shared power to vote or to direct the vote

                        None

                 (iii)  Sole power to dispose or to direct the disposition of

                        See (i) above

                 (iv)  Shared power to dispose or to direct the disposition of

                       None

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            See Item 4(c)(i). Endeavour has the right to receive dividends on, and the proceeds of any sale of, the Series A Preferred Shares reflected on this report.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PPM America, Inc.


November 14, 2003                 By:  /s/ Kenneth W. Schlemmel
                                       Name: Kenneth W. Schlemmel
                                       Title:  Senior Managing Director